SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)1

                            KRAUSE'S FURNITURE, INC.
                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of class of securities)

                                    500760202
                                 (CUSIP number)

                                GEORGETTE MILLER
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 418-6500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  APRIL 3, 1998
              (Date of event which requires filing this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)
                       (Exhibit Index appears on Page 59)

1.       NAME OF REPORTING PERSON:  WORMS & CIE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [   ]
                                                                 (b)  [ X ]
                                                                        -
3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:  NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           NONE

         8.       SHARED VOTING POWER:
                           1,864,661, INCLUDING 397,955 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER:
                           NONE

         10.      SHARED DISPOSITIVE POWER:
                           1,864,661, INCLUDING 397,955 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  NONE

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  0%

14.      TYPE OF REPORTING PERSON:
                  CO, HC

1.       NAME OF REPORTING PERSON:  PERMAL GROUP SA

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [   ]
                                                                 (b)  [ X ]
                                                                        -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           NONE

         8.       SHARED VOTING POWER:
                           1,864,661, INCLUDING 397,955 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER:
                           NONE

         10.      SHARED DISPOSITIVE POWER:
                           1,864,661, INCLUDING 397,955 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  NONE

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  0%

14.      TYPE OF REPORTING PERSON:
                  CO, HC

1.       NAME OF REPORTING PERSON:  WORMS & CO., INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [   ]
                                                                (b)  [ X ]
                                                                       -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           19,640 SHARES

         8.       SHARED VOTING POWER:
                           1,845,021, INCLUDING 397,955 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER:
                           19,640 SHARES

         10.      SHARED DISPOSITIVE POWER:
                           1,845,021, INCLUDING 397,955 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,640 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  LESS THAN 0.1%

14.      TYPE OF REPORTING PERSON:
                  CO, HC

1.       NAME OF REPORTING PERSON:  PERMAL SPECIAL OPPORTUNITIES LTD.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  [   ]
                                                               (b)  [ X ]
                                                                      -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           170,103 SHARES

         8.       SHARED VOTING POWER:
                           NONE

         9.       SOLE DISPOSITIVE POWER:
                           170,103 SHARES

         10.      SHARED DISPOSITIVE POWER:
                           NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  170,103 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  0.8%

14.      TYPE OF REPORTING PERSON:
                  IV

1.       NAME OF REPORTING PERSON:  PERMAL CAPITAL MANAGEMENT, INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  [   ]
                                                               (b)  [ X ]
                                                                      -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           521,479 SHARES, INCLUDING 12,045 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         8.       SHARED VOTING POWER:
                           853,439, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER:
                           521,479 SHARES, INCLUDING 12,045 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         10.      SHARED DISPOSITIVE POWER:
                           853,439 SHARES, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  521,479 SHARES, INCLUDING 12,045 SHARES
                  ISSUABLE UPON EXERCISE OF WARRANTS

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  2.4%

14.      TYPE OF REPORTING PERSON:
                  CO

1.       NAME OF REPORTING PERSON:  PERMAL SERVICES, INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [   ]
                                                                (b)  [ X ]
                                                                       -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           1,750 SHARES

         8.       SHARED VOTING POWER:
                           851,689 SHARES, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER:
                           1,750 SHARES

         10.      SHARED DISPOSITIVE POWER:
                           851,689 SHARES, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,750 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  LESS THAN 0.01%

14.      TYPE OF REPORTING PERSON
                  CO

1.       NAME OF REPORTING PERSON  PERMAL MANAGEMENT CORPORATION

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [   ]
                                                                (b)  [ X ]
                                                                       -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           NONE

         8.       SHARED VOTING POWER:
                           851,689 Shares, including 85,910 Shares issuable upon exercise of warrants

         9.       SOLE DISPOSITIVE POWER:
                           NONE

         10.      SHARED DISPOSITIVE POWER:
                           851,689 Shares, including 85,910 Shares issuable upon exercise of warrants

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  NONE

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.      TYPE OF REPORTING PERSON
                  CO, IA

1.       NAME OF REPORTING PERSON  PERMAL CAPITAL PARTNERS, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [   ]
                                                                 (b)  [ X ]
                                                                        -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           851,689 SHARES, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         8.       SHARED VOTING POWER:
                           NONE

         9.       SOLE DISPOSITIVE POWER:
                           851,689 SHARES, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

         10.      SHARED DISPOSITIVE POWER:
                           NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           851,689 SHARES, INCLUDING 85,910 SHARES
                           ISSUABLE UPON EXERCISE OF WARRANTS

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.9%

14.      TYPE OF REPORTING PERSON
                  IV, PN

1.       NAME OF REPORTING PERSON  HOPEWELL HOLDINGS, INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [   ]
                                                              (b)  [ X ]
                                                                     -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           33,334 SHARES

         8.       SHARED VOTING POWER:
                           NONE

         9.       SOLE DISPOSITIVE POWER:
                           33,334 SHARES

         10.      SHARED DISPOSITIVE POWER:
                           NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  33,334 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%

14.      TYPE OF REPORTING PERSON
                  CO

1.      NAME OF REPORTING PERSON  PRESERVATRICE FONCRERE
        T.I.A.R.D.,  COMPAGNIE D'ASSURANCES-PFA T.I.A.R.D.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)   [   ]
                                                             (b)   [ X ]
                                                                     -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           NONE

         8.       SHARED VOTING POWER:
                           NONE

         9.       SOLE DISPOSITIVE POWER:
                           NONE

         10.      SHARED DISPOSITIVE POWER:
                           NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  NONE

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.      TYPE OF REPORTING PERSON
                  CO

1. NAME OF REPORTING PERSON JAPAN OMNIBUS LTD (FORMERLY KNOWN AS EDSON INVESTMENTS, LTD.)

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)   [   ]
                                                             (b)   [ X ]
                                                                     -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           300,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         8.       SHARED VOTING POWER:
                           NONE

         9.       SOLE DISPOSITIVE POWER:
                           300,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         10.      SHARED DISPOSITIVE POWER:
                           NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  300,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.4%

14.      TYPE OF REPORTING PERSON
                  IV

1.       NAME OF REPORTING PERSON  THE VULTURE LTD.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)  [   ]
                                                             (b)  [ X ]
                                                                    -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           NONE

         8.       SHARED VOTING POWER:
                           NONE

         9.       SOLE DISPOSITIVE POWER:
                           NONE

         10.      SHARED DISPOSITIVE POWER:
                           NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           NONE

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

14.      TYPE OF REPORTING PERSON

1.       NAME OF REPORTING PERSON  JEAN R. PERRETTE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [   ]
                                                             (b)  [ X ]
                                                                    -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  BK, PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:  713,233 SHARES, INCLUDING 14,721
                           SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         8.       SHARED VOTING POWER:  1,911,993 SHARES, INCLUDING
                           397,955 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER: 713,233 SHARES, INCLUDING
                           14,721 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         10.      SHARED DISPOSITIVE POWER:  1,911,993 SHARES, INCLUDING
                           397,955 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  713,233 SHARES, INCLUDING 14,721 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON
                  IN

1.       NAME OF REPORTING PERSON  ISAAC R. SOUEDE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [   ]
                                                              (b)  [ X ]
                                                                     -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  BK, PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:  570,915 SHARES, INCLUDING 14,721
                           SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         8.       SHARED VOTING POWER:  1,882,141 SHARES, INCLUDING
                           397,955 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER: 570,915 SHARES, INCLUDING
                           14,721 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         10.      SHARED DISPOSITIVE POWER:  1,822,141 SHARES, INCLUDING
                           397,955 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  570,915 SHARES, INCLUDING 14,721 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.6%

14.      TYPE OF REPORTING PERSON
                  IN

1.       NAME OF REPORTING PERSON  THOMAS M. DELITTO

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  [   ]
                                                                 (b)  [ X ]
                                                                        -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  PF, 00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:  93,356 SHARES, INCLUDING 14,721
                           SHARES ISSUABLE UPON EXERCISE OF WARRANTS, 9,998 SHARES ISSUABLE UPON EXERCISE OF OPTIONS AND 9,570 SHARES OF DEFERRED STOCK

         8.       SHARED VOTING POWER:  1,390,889 SHARES, INCLUDING
                           97,955 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

         9.       SOLE DISPOSITIVE POWER:  93,356 SHARES, INCLUDING
                           14,721 SHARES ISSUABLE UPON EXERCISE OF WARRANTS,
                            9,998 SHARES ISSUABLE UPON EXERCISE OF WARRANTS
                           AND 9,570 SHARES OF DEFERRED STOCK

         10.      SHARED DISPOSITIVE POWER:  1,390,889 SHARES, INCLUDING
                           97,955 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,356 SHARES, INCLUDING 14,721 SHARES ISSUABLE UPON EXERCISE OF WARRANTS, 9,998 SHARES ISSUABLE UPON EXERCISE OF OPTIONS AND 9,570 SHARES OF DEFERRED STOCK

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14.      TYPE OF REPORTING PERSON
                  IN

1.       NAME OF REPORTING PERSON  JAMES R. HODGE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [   ]
                                                              (b)  [ X ]
                                                                     -
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  NOT APPLICABLE

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7.       SOLE VOTING POWER:
                           NONE

         8.       SHARED VOTING POWER:
         470,103 SHARES, INCLUDING 300,000 SHARES ISSUABLE UPON
                           EXERCISE OF WARRANTS.

         9.       SOLE DISPOSITIVE POWER:
                           NONE

         10.      SHARED DISPOSITIVE POWER:
         470,103 SHARES, INCLUDING 300,000 SHARES ISSUABLE UPON
                           EXERCISE OF WARRANTS.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  NONE

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ X ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.      TYPE OF REPORTING PERSON
                  IA, IN

          This Amendment No. 11 amends the Schedule 13D dated December 31, 1990, as previously amended (the "Schedule 13D"), filed in respect of the common stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation formerly known as Worth Corporation (the "Company"), by the signatories hereto (the "Reporting Persons").

          The number of Shares which may be acquired upon exercise of options and warrants described herein has been adjusted to reflect any anti-dilution adjustments made on or prior to April 3, 1998.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation (the "Company"). The executive office of the Company is located at 200 North Berry Street, Brea, CA, 92621.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This Statement is being filed by (i) Worms & Cie, a French limited partnership ("W&C"), (ii) Permal Group S.A., a French corporation ("PGSA"), (iii) Worms & Co., Inc., a New York corporation ("Worms"), (iv) Permal Special Opportunities Ltd., an open-end investment company organized under the laws of the British Virgin Islands ("PSO"), (v) Permal Capital Management, Inc., a Delaware corporation formerly known as Worms Capital Management, Inc. ("PCM"),
(vi) Permal Services, Inc., a Delaware corporation formerly known as Worms Services, Inc. ("PSI"), (vii) Permal Management Corporation, a Delaware corporation formerly known as Worms Management Corporation ("PMC"), (viii) Permal Capital Partners, L.P., a Delaware limited Partnership ("PCP"), (ix) Hopewell Holdings, Inc., a New York corporation ("Hopewell"), (x) Preservatrice FoncRere T.I.A.R.D., Compagnie d'Assurances-PFA T.I.A.R.D., a French corporation ("PFA"), (xi) Japan Omnibus Ltd. (formerly known as Edson Investments, Ltd.), a British Virgin Islands corporation ("JOL"), (xii) The Vulture Ltd., an open-end investment company organized under the laws of the British Virgin Islands, ("Vulture"), (xiii) Jean R. Perrette ("Perrette"), (xiv) Isaac R. Souede ("Souede"), (xv) Thomas M. DeLitto ("DeLitto"), and (xvi) James R. Hodge ("Hodge"). W&C, PGSA, Worms, PSO, PCM, PSI, PMC, PCP, Hopewell, PFA, JOL, Vulture, Perrette, Souede, DeLitto, and Hodge are hereinafter referred to collectively as the "Reporting Persons."

          This Schedule is being filed because the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), by reason of the affiliations and relationships among the Reporting Persons as described herein. However, the filing of this Schedule shall not be deemed an admission by any Reporting Person that such Reporting Person is part of a group or is required to file this Schedule and, except as may otherwise be specifically stated herein, each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by all of the other Reporting Persons. The information provided herein with respect to each Reporting Person has been provided solely by that Reporting Person and no Reporting Person is responsible for the accuracy and completeness of the information included herein with respect to any other Reporting Person.

          (i) W&C. W&C's principal business is investing. W&C is a publicly-traded limited partnership organized under the laws of France, with its principal business and principal office located at 55 Rue la Boetie, 75008 Paris, France. The managing partners of W&C are Dominique Auburtin, Ferruccio Luppi and Alain Meulnart (the "W&C Managing Partners"). Schedule I hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the W&C Managing Partners. The W&C Managing Partners may be deemed to control W&C and therefore, through PGSA, Worms and its subsidiaries and PFA. For descriptions of the relationships among W&C and Worms and its subsidiaries and PFA, see paragraphs (iii)-(ix) and (xi) under this Item 2(a)-(c) and (f).

          (ii) PGSA. PGSA's principal business is asset management. PGSA's principal business and principal office are located at 55 Rue la Boetie, 75008 Paris, France. The directors of PGSA are Dominique Auburtin, Ferruccio Luppi, Thomas Evans, Edmond de La Haye Jousselin and Souede (the "PGSA Directors").
Schedule II hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the PGSA Directors other than Souede. The PGSA Directors may be deemed to control PGSA and, therefore, Worms and its subsidiaries.

          (iii) WORMS. Worms' principal business is holding the stock of PCM and its subsidiaries and investment advisory and management services through Permal Asset Management, formerly a subsidiary known as Worms Asset Management and now a division of Worms ("PAM"). Worms' principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of Worms are Perrette, Honorary Chairman and director, Souede, President, CEO and director, DeLitto, Executive Vice President, Hodge, Senior Vice President, Thomas P. Evans, Senior Vice President and COO, Nicholas Clive Worms, Chairman and director, and Edmond de La Haye Jousselin, director (collectively, the "Worms Executive Officers and Directors"). Schedule III hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Worms Executive Officers and Directors other than Perrette, Souede, DeLitto and Hodge. For such information with respect to Perrette, Souede, DeLitto and Hodge, see paragraphs (xiii)-(xvi) under this Item 2(a)-(c) and (f). W&C, through PGSA, owns 100% of the outstanding capital stock of Worms, and, therefore, W&C may be deemed to control Worms.

          (iv) PSO. PSO's principal business is to invest in a specialized portfolio mainly comprised of United States securities. PSO's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge is the portfolio manager for PSO and is authorized to invest PSO's funds.

          (v) PCM. The principal business of PCM is investing. PCM's principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of PCM are DeLitto, President and director, Perrette, director, Souede, director, and Paul-Louis Durand-Ruel, director (collectively, the "PCM Executive Officers and Directors"). Schedule IV hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PCM Executive Officers and Directors other than Perrette, Souede and DeLitto. W&C, through PGSA and Worms, owns 100% of the outstanding capital stock of PCM, and, therefore, W&C may be deemed to control PCM.

          (vi) PSI. PSI's principal business is serving as the general partner of, and holding its general partnership interest in, PCP. PSI's principal business and principal office are located at 27 Cumberland Street, P.O. Box 3918, Nassau, Bahamas. The executive officers and directors of PSI are DeLitto, President and director, Perrette, director and Paul- Louis Durrand-Ruel, Vice Chairman and director (together, the "PSI Executive Officers and Directors").
Schedule V hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PSI Executive Officers and Directors other than DeLitto and Perrette. W&C, through PGSA, Worms and PCM, owns 100% of the outstanding capital stock of PSI, and, therefore, W&C may be deemed to control PSI.

          (vii) PMC. PMC's principal business is investment management. PMC's principal business and principal office are located at 900 Third Avenue, New York, New York 10022. The executive officers and directors of PMC are DeLitto, President and a Director, C. Redington Barrett, III, Vice President, Kamal Abdelnour, director, J. Richard Cordsen, director, Paul-Louis Durand-Ruel, director, Perrette, director and Souede, director (collectively, the "PMC Executive Officers and Directors"). Schedule VI hereto sets forth (A) the name,
(B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PMC Executive Officers and Directors other than Perrette, Souede and DeLitto. W&C through PGSA, Worms and PCM, owns 100% of the outstanding capital stock of PMC, and, therefore, W&C may be deemed to control PMC.

          (viii) PCP. PCP'S principal business is investing. PCP's principal business and principal office are located at 27 Cumberland Street, P.O. Box 3918, Nassau, Bahamas. The general partner of PCP is PSI, and, therefore, PSI may be deemed to control PCP. PMC is the investment manager of PCP and is authorized to invest PCP's funds.

          (ix) HOPEWELL. Hopewell is a privately held corporation organized by Perrette for the purpose of making investments. Hopewell's principal business and principal office are c/o Worms & Co., Inc., 900 Third Avenue, New York, New York 10022. The executive officers and directors of Hopewell are Perrette, President and Director, Georgette Miller, Vice President and Director, and Virginia S. Perrette, Director (the "Hopewell Executive Officers and Directors"). Schedule VII hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Hopewell Executive Officers and Directors other than Perrette. Perrette owns 94.52% of the outstanding capital stock of Hopewell (and his children own the other 5.48%) and, therefore, Perrette may be deemed to control Hopewell.

          (x) PFA. PFA sold all of its Shares in July and August of 1997. Subsequent to the sale of its Shares, Athena Assurances, which owns 100% of the outstanding capital stock of PFA was sold by W&C. Therefore, PFA is no longer a Reporting Person.

          (xi) JOL. JOL's principal business is investing. JOL's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge makes the investment decisions for JOL and is authorized to invest JOL's funds.

          (xii) VULTURE. Vulture's principal business is to invest in a specialized portfolio mainly comprised of United States securities. Vulture's principal business and principal office are located at P.O. Box N-3918, Nassau, Bahamas. Hodge is the portfolio manager for Vulture and is authorized to invest Vulture's funds. In May 1997, Vulture sold all of its Shares and consequently is no longer a Reporting Person.

          (xiii) PERRETTE. Perrette's business address is 900 Third Avenue, New York, NY 10022. Perrette's present principal employment is as Chairman of PAM. Perrette also is a director of Worms and holds various positions with Worms' subsidiaries. Perrette is a citizen of France.

          (xiv) SOUEDE. Souede's business address is 900 Third Avenue, New York, NY 10022. Souede's present principal employment is as President of Worms. Souede also is a director of Worms and holds various positions with Worms' subsidiaries. Souede is a citizen of the United States.

          (xv) DELITTO. DeLitto's business address is 900 Third Avenue, New York, NY 10022. DeLitto's present principal employment is as Executive Vice President of Worms and President of PCM. DeLitto also is a director of PCM, PSI and PMC and the President of PSI and PMC. Mr. DeLitto is Vice Chairman and a director of the Company. DeLitto is a citizen of the United States.

          (xvi) HODGE. Hodge's business address is 900 Third Avenue, New York, NY 10022. Hodge's present principal employment is as Senior Vice President of Worms. Hodge is a citizen of the United States.

          The W&C Managing Partners, the PGSA Directors, the Worms Executive Officers and Directors, the PCM Executive Officers and Directors, the PSI Executive Officers and Directors, the PMC Executive Officers and Directors, and the Hopewell Executive Officers and Directors (in each case other than Perrette, Souede, DeLitto and Hodge, as the case may be) are hereinafter collectively referred to as the "Other Persons."

          (d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (i) W&C. W&C and, to the knowledge of W&C, the W&C Managing Partners do not directly own any Shares. W&C and the W&C Managing Partners may be deemed to control, directly or indirectly, PGSA and through PGSA, Worms, PSO, PCM, PSI, PMC (and therefore PCP) and JOL. Accordingly, W&C and the W&C Managing Partners may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PSO, PCM, PSI, PMC, PCP, and JOL, including the Shares owned by such other Reporting Persons.

          (ii) PGSA. PGSA and, to the knowledge of PGSA, the PGSA Directors other than Souede do not directly own any Shares. PGSA and the PGSA Directors may be deemed to control, directly or indirectly, Worms, and through Worms, PSO, PCM, PSI, PCP, and JOL. Accordingly, PGSA and the PGSA Directors may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PSO, PCM, PSI, PCM, PCP and JOL, including the Shares owned by such other Reporting Persons.

          (iii) WORMS. Worms directly owns 19,640 Shares and such Shares are referred to herein as the "Worms Shares."

          (iv) PSO. PSO directly owns 170,103 Shares and such Shares are referred to herein as the "PSO Shares."

          (v) PCM. PCM directly owns 521,479 Shares and such Shares are referred to herein as the "PCM Shares." In June 1995, PCM received from the Company a warrant to acquire 11,691 Shares at an exercise price of $1.36. In 1997, the warrant was adjusted to entitle PCM to purchase an additional 134 Shares and the exercise price of all PCM's warrants was adjusted to $1.32.

          (vi) PSI. PSI is the general partner of PCP and, therefore, may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by PCP, including Shares owned by PCP.

          PSI directly owns 1,750 Shares and such Shares are referred to herein as the "PSI Shares."

          (vii) PMC. PMC does not directly own Shares. PMC may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by PCP, including Shares owned by PCP.

          (viii) PCP. PCP directly owns 851,689 Shares and such Shares are referred to herein as the "PCP Shares." The PCP Shares include a warrant to acquire 78,125 Shares at an exercise price of $3.20 per Share. In 1997, the warrant was adjusted to entitle PCP to purchase an additional 7,785 Shares and the exercise price of all of PCP's warrants was adjusted to $2.91.

          (ix) HOPEWELL. Hopewell directly owns 33,334 Shares (the "Hopewell Shares").

          (x) PFA. In several transactions in July and August of 1997, PFA sold its 354,016 Shares. PFA no longer directly owns any Shares and is no longer a Reporting Person.

          (xi) JOL. In connection with a public offering of Shares, which occurred on April 3, 1998, JOL sold its 2,096,111 shares pursuant to that certain Underwriting Agreement, by and among the Company and Cruttenden Roth Incorporated, Morgan Fuller Capital Group, LLC, Black & Company, dated as of March 31, 1997, JOL now owns warrants to purchase 300,000 Shares at an exercise price of $1.25, and such shares are known as the "JOL Shares."

          (xii) VULTURE. On May 1, 1997, Vulture sold its 51,472 Shares for an aggregate sale price of $70,774. Vulture no longer directly owns any Shares and is no longer a Reporting Person.

          (xiii) PERRETTE. By reason of the fact that Perrette is the Honorary Chairman and a director of Worms, Perrette may be deemed to control Worms and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by Worms, including Shares beneficially owned by Worms.

          Perrette also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 13,998 Shares owned by his wife and four children, collectively hereinafter referred to as the "Perrette Family Shares." The Perrette Shares include options to purchase 833 Shares at an exercise price of $3.09 and 833 Shares at an exercise price of $6.27 per share. Perrette also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the Hopewell Shares.

          On December 8, 1993, the Company granted Perrette warrants to purchase 13,517 shares at $2.63 per Share. In 1997, the warrants were adjusted to entitle the holder to purchase an additional 1,204 Shares and the exercise price of all the Perrette warrants was adjusted to $2.42.

          The 727,231 Shares now owned by Perrette or his family are referred to herein as the "Perrette Shares."

          (xiv) SOUEDE. By reason of the fact that Souede is the President and a director of Worms, Souede may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by Worms, including Shares beneficially owned by Worms.

          Souede also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 17,480 Shares owned by his wife (the "Souede Family Shares"). Souede also was deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 417 Shares (the "E&S Shares") owned by Evans & Souede ("E&S"), a general partnership in which Souede holds a 50% general partnership interest.

          On April 2, 1997, the E&S Shares were sold for an aggregate purchase price of $625.50.

          On December 8, 1993, the Company granted Souede warrants to purchase 13,517 shares at $2.63 per Share and in 1997 the warrants were adjusted to entitle the holder to purchase an additional 1,204 Shares and the exercise price of all the Souede warrants was adjusted to $2.42.

          The 588,395 Shares now owned by Souede or his family are referred to herein as the "Souede Shares."

          (xv) DELITTO. By reason of the positions that DeLitto holds with PCM and PSI, DeLitto may be deemed to control such Reporting Persons and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by such Reporting Persons, including Shares beneficially owned by such Reporting Persons.

          DeLitto also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 12,136 Shares owned jointly by DeLitto and his wife (the "Delitto Family Shares").

          On December 8, 1993, the Company granted DeLitto warrants to purchase 13,517 shares at $2.63 per Share. In 1997, the warrants were adjusted to entitle the holder to purchase an additional 1,204 Shares and the exercise price of all the DeLitto warrants was adjusted to $2.42.

          On January 20, 1997 DeLitto received 6,154 Shares of Deferred Stock at a price of $1.625 per Share. On December 31, 1997 DeLitto received 3,416 Shares of Deferred Stock at a price of $2.93 per Share. Withdrawal of the Deferred Stock occurs following retirement or termination.

          The 109,327 Shares now owned by DeLitto or his family are referred to herein as the "DeLitto Shares."

          (xv) HODGE. On February 4, 1997, Hodge sold 3,000 of his Shares for an aggregate sale price of $6,000. On December 26, 1997, Hodge made a gift of 14,334 Shares to Indiana University Foundation. On May __, 1998, Hodge made a gift to Indiana University Foundation of the remaining 564 shares he owned. Hodge no longer directly owns any shares.

          Hodge may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by PSO and JOL, including Shares owned by PSO and JOL.

          Except as described in this Item 3 or as set forth in Schedules I through VII attached hereto, to the knowledge of the Reporting Persons, none of the Other Persons owns directly any Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Shares have been acquired for investment.

          On April 3, 1998, the Company completed a public offering of its common stock, par value $.001 per share, (the "Offering") pursuant to a registration statement filed on Form S-1 (File No. 333-43111) on March 11, 1998, as amended. The Offering was underwritten pursuant to an underwriting agreement, dated March 31, 1998 (the "Underwriting Agreement"), attached hereto as Exhibit 19 by and among the Company and Cruttendon Roth Incorporated, Black & Company, Inc., Morgan Fuller Capital Group, LLC and JOL, as selling stockholder. In connection with the Offering, JOL sold 2,096,111 of its Shares for a consideration of $3.00 per Share.

          The Reporting Persons and the Other Persons may seek to acquire additional Shares through open market or privately negotiated transactions from time to time in their discretion. Any such purchases will depend upon the market prices for the Shares, the number of Shares which may become available for purchase at prices which the Reporting Persons, or the Other Persons, regard as attractive and various other factors which the Reporting Persons, or the Other Persons, may determine to be relevant. Alternatively, certain of the Reporting Persons have, from time to time, disposed of a portion of the Shares by them and the Reporting Persons, or the Other Persons, may in the future determine to dispose of all or a portion of the Shares held by them, depending, among other things, on the then market price for the Shares. Such sales may be in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Other Persons, have any present plans or proposals which relate to or would result in any of the actions required to be enumerated under Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The total number of Shares beneficially owned by all Reporting Persons is 3,322,948, constituting approximately 15.1% of the total Shares outstanding. The Share ownership figures set forth in this Schedule 13D total more than such number of Shares, because the beneficial ownership of certain of the Shares may be attributed to more than one Reporting Person.

          (a) and (b)

          (i) W&C. As of the close of business on April 3, 1998, W&C did not directly own any Shares. By reason of its relationship to PGSA and, through PGSA, to Worms, PSO, PCM, PSI, PMC, PCP and JOL, W&C may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares. As of the close of business on April 3, 1998, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and JOL Shares aggregated 1,864,661 Shares which constituted approximately 8.5% of the 21,984,428 Shares outstanding (the "Outstanding Shares"), as the Company has reported to the Reporting Persons. By reason of their relationship to W&C, the W&C Managing Partners also may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares. W&C and the W&C Managing Partners disclaim beneficial ownership of the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares and the PSI Shares and the JOL Shares. Except as indicated in this Item 5 or in Schedule I hereto, neither W&C nor, to the knowledge of W&C, any of the W&C Managing Partners owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (ii) PGSA. As of the close of business on April 3, 1998, PGSA did not directly own any Shares. By reason of its relationship to Worms and, through Worms, to PSO, PCM, PSI, PMC, PCP and JOL, PGSA may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares. As of the close of business on April 3, 1998, the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares aggregated 1,864,661 Shares which constituted approximately 8.5% of the Outstanding Shares. By reason of their relationship to PGSA, the PGSA Directors also may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares. PGSA and the PGSA Directors disclaim beneficial ownership of the Worms Shares, the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares. Except as indicated in this Item 5 or in Schedule II hereto, neither PGSA nor, to the knowledge of PGSA, any of the PGSA Directors with the exception of Souede owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (iii) WORMS. As of the close of business on April 3, 1998, Worms directly owned the Worms Shares, which constituted less than 0.1% of the Outstanding Shares. By reason of its relationships with PSO, PCM, PSI, PMC, PCP and JOL, Worms may be deemed to beneficially own the PSO Shares, the PCM Shares, the PCP Shares, the PSI Shares and the JOL Shares. As of the close of business on April 3, 1998, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares aggregated 1,845,021 Shares which constituted approximately 8.4% of the Outstanding Shares. Worms disclaims beneficial ownership of the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Except as indicated in this Item 5 or in Schedule III hereto, neither Worms nor, to the knowledge of Worms, any of the Worms Executive Officers and Directors with the exception of Perrette, Souede, DeLitto and Hodge owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (iv) PSO. As of the close of business on April 3, 1998, PSO directly owned the PSO Shares, which constituted approximately 0.8% of the Outstanding Shares. Except as indicated in this Item 5, PSO does not own beneficially or have a right to acquire beneficial ownership of any Shares.

          (v) PSI. As of the close of business on April 3, 1998, PSI directly owned the PSI Shares, which constituted less than 0.1 % of the Outstanding Shares. Because PSI is the general partner of PCP, PSI may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PCP Shares. PSI disclaims beneficial ownership of the PCP Shares. Except as indicated in this Item 5 or in Schedule V hereto, neither PSI nor, to the knowledge of PSI, any of the PSI Executive Officers and Directors with the exception of Perrette and DeLitto, owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (vi) PCM. As of the close of business on April 3, 1998, PCM directly owned the PCM Shares, which constituted approximately 2.4% of the Outstanding Shares. Because PCM may be deemed to control PSI and PMC, PCM may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PSI Shares and the PCP Shares. PCM disclaims beneficial ownership of the PSI Shares and the PCP Shares. Except as indicated in this Item 5 or in Schedule IV hereto, neither PCM nor, to the best of the knowledge of PCM, any of the PCM Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (vii) PCP. As of the close of business on April 3, 1998, PCP directly owned the PCP Shares, which constituted approximately 3.9% of the Outstanding Shares. Except as indicated in this Item 5, PCP does not own beneficially or have a right to acquire beneficial ownership of any Shares.

          (viii) HOPEWELL. As of the close of business on April 3, 1998, Hopewell directly owned the Hopewell Shares, which constituted approximately 0.2% of the Outstanding Shares. Except as indicated in this Item 5 or in
Schedule VII hereto, neither Hopewell nor, to the best of the knowledge of Hopewell, any of the Hopewell Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (ix) PFA. As of the close of business on April 3, 1998, PFA did not directly own any Shares. Except as indicated in this Item 5, neither PFA nor, to the best of the knowledge of PFA, any of the PFA Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

          (x) JOL. As of the close of business on April 3, 1998, JOL directly owned the JOL Shares, which constituted approximately 1.4% of the Outstanding Shares. Except as indicated in this Item 5, JOL does not own beneficially or have a right to acquire beneficial ownership of any Shares.

          (xi) VULTURE. As of the close of business on April 3, 1998, Vulture did not own any Shares. Except as indicated in this Item 5, Vulture does not own beneficially or have a right to acquire beneficial ownership of any Shares.

          (xii) PERRETTE. As of the close of business on April 3, 1998, Perrette owned the Perrette Shares, which constituted approximately 3.3% of the Outstanding Shares. Because Perrette is Honorary Chairman and a director of Worms, Perrette may be deemed to beneficially own the Worms Shares and other Shares which may be deemed to be beneficially owned by Worms, namely, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Perrette disclaims beneficial ownership of the Worms Shares, PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Perrette also disclaims beneficial ownership of the Perrette Family Shares. Because Perrette is the President and a Director of Hopewell and owns 94.5% of Hopewell's capital stock, Perrette may be deemed to beneficially own the Hopewell Shares. Except as set forth in this Item 5, Perrette does not beneficially own or have a right to acquire beneficial ownership of any Shares.

          (xiii) SOUEDE. As of the close of business on April 3, 1998, Souede owned the Souede Shares, which constituted approximately 2.7% of the Outstanding Shares. Because Souede is President, CEO and a director of Worms, Souede may be deemed to beneficially own the Worms Shares and other Shares which may be deemed to be beneficially owned by Worms, namely the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Souede disclaims beneficial ownership of the Worms Shares, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Souede also disclaims beneficial ownership of the Souede Family Shares. Except as set forth in this Item 5, Souede does not beneficially own or have a right to acquire beneficial ownership of any Shares.

          (xiv) DELITTO. As of the close of business on April 3, 1998, DeLitto directly owned the DeLitto Shares, which constituted approximately .5% of the Outstanding Shares. Because of the various positions that DeLitto holds with PCM, PSI and PMC, DeLitto may be deemed to beneficially own Shares which may be deemed to be beneficially owned by such Reporting Persons, namely the PCM Shares, the PCP Shares and the PSI Shares. DeLitto disclaims beneficial ownership of the PCM Shares, the PCP Shares and the PSI Shares. DeLitto shares beneficial ownership of the DeLitto Family Shares with his wife. Except as set forth in this Item 5, DeLitto does not own beneficially or have a right to acquire beneficial ownership of any Shares.

          (xv) HODGE. As of the close of business on April 22, 1998, Hodge did not directly own any Hodge Shares. Because Hodge is investment adviser to PSO and JOL, Hodge may be deemed to beneficially own the PSO Shares and the JOL Shares. Hodge disclaims beneficial ownership of the PSO Shares and the JOL Shares. Except as set forth in this Item 5, Hodge does not beneficially own or have a right to acquire beneficial ownership of any Shares.

          (c) Schedule A hereto describes transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as otherwise disclosed in Schedule A hereto, to the knowledge of the Reporting Persons, none of the Other Persons have effected transactions in the Shares during the past sixty (60) days.

          (d) Except for (i) the Reporting Persons, (ii) the W&C Managing Partners, (iii) the PGSA Directors, (iv) Mr. Souede's wife (with respect to the Souede Family Shares), (v) Mr. Perrette's family members (with respect to the Perrette Family Shares) and (vi) Mr. DeLitto's wife (with respect to all of the DeLitto Family Shares) and except with respect to any Shares reported in any Schedule hereto as beneficially owned by the Other Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares reported on this Statement.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          By reason of the relationships described in this Statement among the Reporting Persons and between certain of the Reporting Persons and certain of the Other Persons, the Reporting Persons and certain of the Other Persons may from time to time confer with one or more of the other Reporting Persons or Other Persons with respect to the respective investments of the Reporting Persons in the Shares. However, except as described herein under Item 4 and other than the contractual relationships as between Hodge and PSO, and between PSI and PMC, respectively, and PCP, and the informal advisory arrangement between Hodge and JOL, the Reporting Persons and the Other Persons do not have any written or other contracts, arrangements, understandings or relationships with respect to the Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Copies of the contracts between PSI and PMC, respectively, and PCP were previously filed as Exhibits 9 and 10, respectively, to Amendment No. 1 to this Schedule 13D and are incorporated herein by reference.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 1998

                                         /s/ Isaac R. Souede
                                         -----------------------------
                                         Isaac R. Souede,
                                           individually and as
                                           attorney-in-fact for
                                           certain of the other
                                           Reporting Persons
                                           pursuant to a power of
                                           attorney filed as an
                                           Exhibit to the Schedule
                                           13D

                                   SCHEDULE I

                          WORMS & CIE MANAGING PARTNERS


         1.       DOMINIQUE AUBURTIN

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:  France

         2.       FERRUCCIO LUPPI

                  Business Address:

                           Worms & Cie
                           55, Rue 1a Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:  Italy

         3.       ALAIN MEULNART

                  Business address:

                           Saint Louis Sucre
                           23-25 Avenue Franklin Roosevelt
                           75008 Paris, France

                  Present principal Employment:

                           Chairman, Saint Louis Sucre

                  Citizenship:  France

                                   SCHEDULE II

                       PGSA EXECUTIVE OFFICES & DIRECTORS

         1.       EDMOND DE LA HAYE JOUSSELIN

                  Business address:

                           Permal Group S.A.
                           55 rue La Boetie
                           75008 Paris, France

                  Present principal employment:

                           Chairman, Permal Group S.A.

                  Citizenship:  France

         2.       DOMINIQUE AUBURTIN

                  Business address:

                           Worms & Cie
                           55, Rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship: France

         3.       FERRUCCIO LUPPI

                  Business Address:

                           Worms & Cie
                           55, Rue 1a Boetie
                           75008 Paris, France

                  Present principal employment:

                           Managing Partner, Worms & Cie

                  Citizenship:  Italy


         4.       THOMAS P. EVANS

                  Business address:

                           Worms & Co., Inc.
                           900 Third Avenue
                           New York, New York 10022

                  Present principal employment:

                           Senior Vice President and COO, Worms & Co., Inc.

                  Citizenship: United States

                                  SCHEDULE III

                     WORMS EXECUTIVE OFFICERS AND DIRECTORS

         1.       NICHOLAS CLIVE WORMS

                  Business address:

                           Worms & Cie
                           55, rue la Boetie
                           75008 Paris France

                  Present principal employment:

                           Chairman Worms & Cie

                  Citizenship:              France

         Reporting Person

         3.       EDMOND DE LA HAYE JOUSSELIN

                  Business address:

                           Demachy Worms & Cie
                           55, rue La Boetie
                           75008 Paris, France

                  Present principal employment:

                           Vice Chairman and Director

                  Citizenship:  France

         4.       THOMAS P. EVANS

                  Business address:

                           Worms & Co., Inc.
                           900 Third Avenue
                           New York, New York  10022

                  Present principal employment:

                           Senior Vice President and COO, Worms & Co., Inc.

                  Citizenship:  United States

                                   SCHEDULE IV

                      PCM EXECUTIVE OFFICERS AND DIRECTORS


         1.       PAUL-LOUIS DURAND-RUEL

                  Business address:

                           La Boetie & Associes
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Director, La Boetie & Associes

                  Principal business of La Boetie & Associes:
                           Merchant banking

                  Citizenship:              France

                  Shares beneficially owned at April 3, 1998:  15,279
                           Shares

                                   SCHEDULE V

                      PSI EXECUTIVE OFFICERS AND DIRECTORS

1.       PAUL-LOUIS DURRAND-RUEL

                  Business address:

                           La Boetie & Associes
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Director, La Boetie & Associes

                  Principal business of La Boetie & Associes:
                           Merchant banking

                  Citizenship:              France

                  Shares beneficially owned at April 3, 1998:  15,279
                           Shares

                                   SCHEDULE VI

                      PMC EXECUTIVE OFFICERS AND DIRECTORS

         1.       KAMAL ABDELNOUR

                  Business address:

                           ATCO Development, Inc.
                           11777 Katy Freeway, Suite 1755
                           Houston, Texas 77079

                  Present principal employment:

                           President, ATCO Development, Inc. ("ATCO")


                  Principal business of ATCO:
                           Real estate development, international trade and investments

                  Citizenship:              United States

                  Shares beneficially owned as of April 7, 1998: 47,520 (includes warrants to purchase 32,950 shares at $1.55 per share and options to purchase 5,000 shares at $1.41 per share. In addition, ATCO Holdings Limited directly owns 832,322 Shares and ATCO Development, Inc. owns 283,601 Shares (collectively, the "ATCO Shares"). Mr. Kamal Abdelnour disclaims beneficial ownership of the 1,115,923 ATCO Shares.

         2.       J. RICHARD CORDSEN

                  Business address:

                           United Gulf Management, Inc. ("UGM")
                           176 Federal Street
                           Boston, MA 02110

                  Present principal employment:

                           Senior Vice President, UGM

                  Principal business of UGM: direct equity investments

                  Citizenship:              United States

                  Shares beneficially owned at April 7, 1998:  47,000


         3.       C. REDINGTON BARRETT, III

                  Business address:

                           Gemini Industry LLC
                           55 William Street
                           Suite 120
                           Wellesley, MA  02181

                  Present principal employment:

                           Managing Director, Gemini Industry LLC

                  Citizenship:              United States

                  Shares beneficially owned at April 3, 1998:  12,033
                           Shares (includes warrants to purchase 4,907
                           Shares  at $2.42 per Share)

        4.        PAUL-LOUIS DURRAND-RUEL

                  Business address:

                           LaBoetie & Associes
                           55, rue la Boetie
                           75008 Paris, France

                  Present principal employment:

                           Director, LaBoetie & Associes

                  Principal business of LaBoetie & Associes:

                           Merchant banking

                                  SCHEDULE VII

                    HOPEWELL EXECUTIVE OFFICERS AND DIRECTORS


1.       GEORGETTE MILLER

         Business address:

                  Worms & Co., Inc.
                  900 Third Avenue
                  New York, New York 10022

         Present principal employment:

                  Corporate Secretary, Worms & Co., Inc.

         Citizenship:  United States

         Shares beneficially owned at April 3, 1998:  3,710 Shares

2.       VIRGINIA S. PERRETTE

         Residence:

                  14 East 90th Street
                  New York, New York  10128

         Present principal employment:

                  Not Applicable

         Citizenship:  United States

         Shares beneficially owned at April 3, 1998:  333 Shares

                                   SCHEDULE A

                           Transactions in Securities
                             IN PRECEDING SIXTY DAYS


     The following table sets forth certain information concerning the Shares purchased or sold by or on behalf of the Reporting Persons and Other Persons during the sixty-day period preceding the date of the Eleventh Amendment to the
Schedule 13D, to which this Schedule A is attached. Transactions occurring within the above-mentioned sixty-day period that have been previously reported on the Schedule 13D have been omitted.



                                                             Number of Shares
                                                             Acquired or Sold
Reporting Person     Date of           Name of               and  Acquisition
 OR OTHER PERSON     TRANSACTION       TRANSACTION           or Sale
                                                             PRICE PER SHARE

JOL                  4/3/98                  **               2,096,111
Hodge                4/22/98                 *                      564



*        Gift to Indiana University Foundation.

**      In connection with the Offering, the respective Reporting
        Person sold  Shares to the public.

****     Adjustments were made to the Warrants owned by such Reporting Person.

                                  EXHIBIT INDEX

                                                                 Sequentially
EXHIBIT NUMBER                   DESCRIPTION                     NUMBERED PAGE

     1*                Joint Reporting Agreement and
                       Power of  Attorney with respect to
                       the joint  filing of the Schedule
                       13D pursuant to  Rule
                       13d-1(f)(1)(iii) promulgated under
                       the Securities Exchange Act of
                       1934.

     2*                Demand Note dated March 30, 1990
                       given  by Souede to Marine.

     3*                Bank Account Assignment or Pledge
                       Security Agreement dated March 27,
                       1991  given by Worms to Marine for
                       the benefit  of Souede.

     4*                Letters dated August 22, 1986 and
                       August  1, 1987 from Souede to
                       Worms.

     5*                Demand Note dated March 30, 1990
                       given  by Augur to Marine.

     6*                Bank Account Assignment or Pledge
                       Security Agreement dated March 27,
                       1991  given by Worms to Marine for
                       the benefit  of Augur.

     7*                Letter dated August 22, 1986 from
                       Augur  to Worms.

     8*                Financial Services Agreement dated
                       April  1, 1987 between PSO and
                       Worms Asset  Management.

     9*                Amended and Restated Agreement of
                       Limited Partnership of PCP dated
                       as of  December 15, 1988 among
                       PSI, as general  partner, and the
                       limited partners listed  from time
                       to time on the books and  records
                       of PCP.

     10*               Management Agreement dated
                       December 15,  1991 between PMC and
                       PCP.

     11*               Amended Joint Reporting Agreement
                       and  Power of Attorney with
                       respect to the  joint filing of
                       the Statement on  Schedule 13D
                       pursuant to Rule 13d-1(f)
                       (1)(iii) promulgated under the
                       Securities Exchange Act of 1934.

     12*               Promissory Note dated March 1,
                       1992 by  Thomas M. DeLitto in
                       favor of Worms  Asset Management,
                       Inc.

     13*               Letter Agreement dated March 31,
                       1992  between Thomas M. DeLitto
                       and Worms  Asset Management.

     14*               Form of Securities Purchase
                       Agreement  between the Company and
                       GECC dated as of  August 26, 1996.

     15*               Form of Securities Purchase
                       Agreement  between the Company and
                       certain other  stockholders of the
                       Company dated as of  August 26,
                       1996.

     16*               Form of Stockholders Agreement
                       among the  Company and GECC and
                       certain other  stockholders of the
                       Company dated as of  August 26,
                       1996.

     17*               Form of Registration Rights
                       Agreement  among the Company and
                       GECC and certain  other
                       stockholders of the Company dated
                       as of August 26, 1996.

     18*               Joint Reporting Agreement and
                       Power of  Attorney with respect to
                       the joint  filing of the Statement
                       on Schedule 13D  pursuant to Rule
                       13d-1(f)(1)(iii)  promulgated
                       under the Securities and  Exchange
                       Act of 1934.

    19**               Form of Underwriting Agreement in
                       connection with the public
                       offering of  Common Shares
                       completed as of April 3,  1998.


*        Previously filed.

**       Filed herewith.